UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

In respect of its

U.S. Dollar 4,000,000,000 0.50 per cent. Notes due November 26, 2013

Filed pursuant to Rule 3 of Regulation BW

Dated: October 26, 2011

The following information regarding the U.S. Dollar 4,000,000,000 0.50 per cent. Notes due November 26, 2013 (the “Notes”) of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the “Prospectus”) for the Bank’s Global Debt Issuance Facility (the “Facility”), the most recent version of which (dated May 28, 2008) is already on file with the Securities and Exchange Commission and in the form of an Information Statement (the “Information Statement”), the most recent version of which (dated October 4, 2011) is already on file with the Securities and Exchange Commission.

Item 1.	Description of Obligations

(a) U.S. Dollar 4,000,000,000 0.50 per cent. Notes due November 26, 2013.

(b) The interest rate per U.S. Dollar 1,000 (the “Specified Denomination”) shall be 0.50 per cent. per annum, payable semi-annually in arrear on each May 26 and November 26, commencing November 26, 2011, and ending on November 26, 2013.

(c) Maturing November 26, 2013. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

(d) Not Applicable.

(e) Bank’s standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

(f) Not applicable.

(g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

(h) See Prospectus, pages 8-13.

(i) Federal Reserve Bank of New York, 33 Liberty Street, New York, New York 10045.

Item 2.	Distribution of Obligations

As of October 21, 2011, the Bank entered into a Terms Agreement with BNP Paribas, Castleoak Securities LP, Citigroup Global Markets Inc., Daiwa Capital Markets Europe Limited, FTN Financial Securities Corp, Jefferies & Company, Inc. and RBC Capital Markets,

LLC, (collectively, the “Managers”), pursuant to which the Bank agreed to issue, and the Managers agreed to purchase, a principal amount of the Notes aggregating USD 4,000,000,000 at 99.988% of par. The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. Delivery of the Notes is expected to be made on or about October 26, 2011.

The Terms Agreement provides that the obligations of the Managers are subject to certain conditions, including the continued accuracy of the Bank’s representations and warranties set forth in the Bank’s Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the “Standard Provisions”), the most recent version of which (dated as of May 28, 2008) is already on file with the Securities and Exchange Commission.

Item 3.	Distribution Spread

Price to Public	Selling Discounts and Commissions	Proceeds to the Bank
Per Unit: 99.988%	0.075%	99.913%
Total: USD 3,999,520,000	USD 3,000,000	USD 3,996,520,000

Item 4.	Discounts and Commissions to Sub-Underwriters and Dealers

None

Item 5.	Other Expenses of Distribution

As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

Item 6.	Application of Proceeds

The net proceeds will be used in the general operations of the Bank.

Item 7.	Exhibits

A. Final Terms dated October 21, 2011.

B. Terms Agreement dated October 21, 2011.

EXECUTION VERSION

Final Terms dated October 21, 2011

International Bank for Reconstruction and Development

Issue of

US$4,000,000,000 0.50 per cent. Notes due November 26, 2013

under the

Global Debt Issuance Facility

Terms used herein shall be deemed to be defined as such for the purposes of the terms and conditions (the “Conditions”) set forth in the Prospectus dated May 28, 2008. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with such Prospectus.

SUMMARY OF THE NOTES

1. Issuer:	International Bank for Reconstruction and Development (“IBRD”)

2. (i) Series Number:	10664

(ii) Tranche Number:	1

3. Specified Currency or Currencies (Condition 1(d)):	United States Dollars (“US$”)

4. Aggregate Nominal Amount:

(i) Series:	US$4,000,000,000

(ii) Tranche:	US$4,000,000,000

5. (i) Issue Price:	99.988 per cent. of the Aggregate Nominal Amount

(ii) Net proceeds:	US$3,996,520,000

6. Specified Denominations (Condition 1(b)):	US$1,000 and integral multiples thereof

7. Issue Date:	October 26, 2011

8. Maturity Date (Condition 6(a)):	November 26, 2013

9. Interest Basis (Condition 5):	Fixed Rate (further particulars specified below)

10. Redemption/Payment Basis (Condition 6):	Redemption at par

11. Change of Interest or Redemption/Payment Basis:	Not Applicable

12. Call/Put Options (Condition 6):	None

13. Status of the Notes (Condition 3):	Unsecured and unsubordinated

14. Listing:	Luxembourg Stock Exchange

15. Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16. Fixed Rate Note Provisions (Condition 5(a)):	Applicable

(i) Rate of Interest:	0.50 per cent. per annum payable semi-annually in arrear

(ii) Interest Payment Date(s):	May 26 and November 26 in each year, commencing on November 26, 2011 to and including the Maturity Date

(iii) Fixed Coupon Amount:	US$2.50 per minimum Specified Denomination

(iv) Broken Amount:	Initial Broken Amount of US$0.42 per minimum Specified Denomination, payable on November 26, 2011

(v) Day Count Fraction (Condition 5(l)):	30/360

(vi) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

17. Final Redemption Amount of each Note (Condition 6):	At par

18. Early Redemption Amount (Condition 6(c)):	As set out in the Conditions

GENERAL PROVISIONS APPLICABLE TO THE NOTES

19. Form of Notes (Condition 1(a)):	Fed Bookentry Notes:

Fed Bookentry Notes available on Issue Date

20. New Global Note:	No

21. Financial Centre(s) or other special provisions relating to payment dates (Condition 7(h)):	New York

22. Governing law (Condition 14):	New York

23. Other final terms:	Not Applicable

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DISTRIBUTION

24. (i) If syndicated, names of Managers and underwriting commitments:	BNP Paribas: Citigroup Global Markets Inc.: Daiwa Capital Markets Europe Limited:	US$947,500,000 US$947,500,000 US$947,500,000
	RBC Capital Markets, LLC:	US$947,500,000
	FTN Financial Securities Corp:	US$100,000,000
	Jefferies & Company, Inc.:	US$100,000,000
	CastleOak Securities LP:	US$10,000,000

(ii) Stabilizing Manager(s) (if any):	Not Applicable

25. If non-syndicated, name of Dealer:	Not Applicable

26. Total commission and concession:	0.075 per cent. of the Aggregate Nominal Amount

27. Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

28. ISIN Code:	US459058CB79

29. Common Code:	069723870

30. CUSIP:	459058CB7

31. Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, société anonyme and The Depository Trust Company and the relevant identification number(s):	Bookentry system of the Federal Reserve Banks; Euroclear Bank S.A./N.V.; Clearstream Banking, société anonyme

32. Delivery:	Delivery against payment

33. Intended to be held in a manner which would allow Eurosystem eligibility:	Not Applicable

GENERAL INFORMATION

IBRD’s most recently published Information Statement was issued on October 4, 2011.

LISTING APPLICATION

These Final Terms comprise the final terms required for the admission to the Official List of the Luxembourg Stock Exchange and to trading on the Luxembourg Stock Exchange’s regulated market of the Notes described herein issued pursuant to the Global Debt Issuance Facility of International Bank for Reconstruction and Development.

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RESPONSIBILITY

IBRD accepts responsibility for the information contained in these Final Terms.

Signed on behalf of IBRD:

By:	/S/ ANDREA DORE
Name: Title:	Andrea Dore
Duly authorized

EXECUTION VERSION

TERMS AGREEMENT NO. 10664 UNDER THE FACILITY

October 21, 2011

International Bank for Reconstruction

and Development

1818 H Street, N.W.

Washington, D.C. 20433

The undersigned agree to purchase from you (the “Bank”) the Bank’s US$4,000,000,000 0.50 per cent. Notes due November 26, 2013 (the “Notes”) described in the Final Terms, dated as of the date hereof (the “Final Terms”) at 11:00 a.m. New York time on October 26, 2011 (the “Settlement Date”) at an aggregate purchase price of S$3,996,520,000 (which is 99.913 per cent. of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, amended and restated as of May 28, 2008, relating to the issuance of Notes by the Bank (the “Standard Provisions”), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein and the term “Time of Sale” refers to October 19, 2011, 1:45 p.m. New York time. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof.

The obligation of each of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank’s representations and warranties contained in the Standard Provisions and to the Bank’s performance and observance of all applicable covenants and agreements contained therein. The obligation of each of the undersigned to purchase Notes hereunder is further subject to the receipt by each of the undersigned of a letter from each of Sullivan & Cromwell LLP and KPMG LLP addressed to each of the undersigned and giving each of the undersigned full benefit of the existing validity opinion or accountants’ letter of such firm as of the date of such existing validity opinion or accountants’ letter.

Subject to Section 5.6 of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1	The Bank agrees that it will issue the Notes and the Managers named below severally and not jointly agree to purchase the Notes at the purchase price specified above (being equal to the issue price of 99.988 per cent. less a management and underwriting fee of 0.075 per cent. of the nominal amount).

The respective nominal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Nominal Amount
BNP Paribas:	US$947,500,000
Citigroup Global Markets Inc.:	US$947,500,000
Daiwa Capital Markets Europe Limited:	US$947,500,000
RBC Capital Markets, LLC:	US$947,500,000
FTN Financial Securities Corp:	US$100,000,000
Jefferies & Company, Inc.:	US$100,000,000
CastleOak Securities LP:	US$10,000,000

2	Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in book entry form to the following account at the Federal Reserve Bank of New York: ABA No. 021000018 BK OF NYC/PARIBAS; and payment of the purchase price specified above shall be delivered in immediately available funds to the Bank’s account at the Federal Reserve Bank of New York: ABA No. 021 081 367 (IBRD WASH/ISSUER – CODE 2500).

3	The Bank hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

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4	In consideration of the Bank appointing each of the undersigned as a Dealer solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Bank and each of the other Dealers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5	The Lead Managers hereby agree to bear equally the following expenses, if applicable:

(a)	all initial and ongoing costs and expenses of listing the Notes on the Luxembourg Stock Exchange (including, without limitation, the costs and expenses of the listing agent and for the notices required to be published in connection with the issue and initial and continued listing of the Notes);

(b)	the legal fees and expenses of Sullivan & Cromwell LLP, counsel to the Managers; and

(c)	the agreed fees and expenses of KPMG LLP in connection with the reliance letter to be delivered in relation to the Notes.

6	Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of each of the undersigned are as follows:

c/o BNP Paribas

10 Harewood Avenue

London NW1 6AA

United Kingdom

Attention: Fixed Income Syndicate/Mary Chapman

Telephone: + (44) (0) 20 7595 8222

Fax: + (44) (0) 20 7595 2555

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If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Terms Agreement, Dealers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20 per cent. of the nominal amount of the Notes for which the non-defaulting Dealers were originally committed; provided, however, that if the aggregate nominal amount of Notes as to which such default occurred exceeds 16.667 per cent. of the nominal amount of the Notes, the non-defaulting Dealers shall be entitled to terminate this Terms Agreement without any liability on

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the part of any non-defaulting Dealers. Nothing herein will relieve a defaulting Dealer from liability for its default.

8	All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

9	This Terms Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

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This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

BNP PARIBAS CITIGROUP GLOBAL MARKETS INC. DAIWA CAPITAL MARKETS EUROPE LIMITED RBC CAPITAL MARKETS, LLC (the “Lead Managers”)

FTN FINANCIAL SECURITIES CORP JEFFERIES & COMPANY, INC. CASTLEOAK SECURITIES LP (collectively with the Lead Managers, the “Managers”)

By:    BNP PARIBAS

By:	/S/ BENEDICT FOSTER
Name: Title:

CONFIRMED AND ACCEPTED, as of the

date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

By:	/S/ ANDREA DORE
Name: Andrea Dore Authorized Officer

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